Pricing Term Sheet	Issuer Free Writing Prospectus
Dated January 30, 2023	Filed Pursuant to Rule 433
Registration Statement No. 333-266264
Supplementing the Preliminary
Prospectus Supplement dated January 30, 2023
(To the Prospectus dated July 21, 2022)

$750,000,000 7.250% Subordinated Notes due 2033 (the “Notes”)

(the “Offering”)

The information in this pricing term sheet relates to the Offering of SYNCHRONY FINANCIAL (the “Issuer”), and should be read together with the preliminary prospectus supplement dated January 30, 2023 relating to the Offering, and the accompanying prospectus dated July 21, 2022 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-266264) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”).

The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	SYNCHRONY FINANCIAL

Title of Securities:	7.250% Subordinated Notes due 2033

Ranking:	Subordinated Unsecured

Expected Ratings*:	BB+/BB+ (S&P/Fitch)

Maturity Date:	February 2, 2033

Principal Amount:	$750,000,000

Price to Public:	99.649% of the principal amount

Net Proceeds to Issuer (before estimated offering expenses):	$741,742,500

Treasury Benchmark:	4.125% due November 15, 2032

Treasury Benchmark Price:	104-23

Treasury Benchmark Yield:	3.550%

Spread to Treasury Benchmark:	+375 basis points

Yield to Maturity:	7.300%

Interest Rate:	7.250%

Day Count Convention:	30/360, Following, Unadjusted

Business Day Convention:	New York

Interest Payment Dates:	Interest on the Notes will be payable semi-annually in arrears on February 2 and August 2 of each year, beginning on August 2, 2023

Optional Redemption:	The Issuer may, at its option, redeem the Notes (i) in whole or in part, from time to time, at any time on or after November 2, 2032 (three months prior to the maturity date of the Notes) and (ii) in whole but not in part, at any time within 90 days following the occurrence of a “regulatory capital treatment event” (as defined in the Preliminary Prospectus), in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest to, but not including, the date of redemption. Any redemption of the Notes will be subject to prior approval of the “appropriate federal banking agency” (as defined in the Preliminary Prospectus), to the extent such approval is then required.

CUSIP / ISIN:	87165BAU7 / US87165BAU70

Format:	SEC Registered

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Method of Settlement:	DTC

Trade Date:	January 30, 2023

Settlement Date**:	February 2, 2023 (T+3)

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc. Blaylock Van, LLC CastleOak Securities, L.P. Mischler Financial Group, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co. LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made against payment therefor on or about February 2, 2023, which will be the third business day after the date of the prospectus supplement. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the Notes will settle in three business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated January 30, 2023 with the SEC for the Offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement related to the Offering and the accompanying prospectus may be obtained by contacting: (i) J.P. Morgan Securities, Attention: Investment Grade Syndicate

Desk, 383 Madison Avenue, New York, New York 10179 or by calling at (212) 834-4533, (ii) BofA Securities, Inc., NC1-004-03-43, Attention: Prospectus Department, 200 North College Street, 3rd Floor, Charlotte, North Carolina, 28255-0001, emailing at dg.prospectus_requests@bofa.com or by calling toll-free at 1-800-294-1322, (iii) Citigroup Global Markets Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, emailing at prospectus@citi.com or by calling at 1-800-831-9146, or (iv) Wells Fargo Securities, LLC, Attention: WFS Customer Service 608 2nd Avenue South, Suite 100, Minneapolis, MN 55402, emailing at wfscustomerservice@wellsfargo.com or by calling toll-free at (800) 645-3751.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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